Thomas C. Dearmin
12 Goodyear, Suite 110
Irvine, CA 92618

January 29, 2018

VIA EDGAR TRANSMISSION

Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:     Daniel F. Duchovny

Re:
Applied Energetics, Inc.
Preliminary Consent Solicitation Statement on Schedule 14A filed January 18, 2018, by Bradford T. Adamczyk, Jonathan R. Barcklow, Thomas C. Dearmin, John E. Schultz Jr. and Oak Tree Asset Management Ltd.
File No. 001-14015

Dear Mr. Duchovny:

I am writing on behalf of Bradford T. Adamczyk, Jonathan R. Barcklow, Thomas C. Dearmin, John E. Schultz Jr. and Oak Tree Asset Management Ltd. (collectively, the “Investors”), in response to the comment of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated January 25, 2018 (the “Comment Letter”), with respect to the Investors’ solicitation of written consents from the stockholders of Applied Energetics, Inc., a Delaware corporation (the “Company”).

Concurrently with the submission of this letter, we are filing via EDGAR a revised preliminary consent solicitation statement on Schedule 14A (the “Revised Preliminary Consent Solicitation Statement”) with the Commission. The Revised Preliminary Consent Solicitation Statement reflects revisions made to the preliminary consent solicitation statement on Schedule 14A filed on January 18, 2018, in response to the Comment Letter and to include certain additional disclosures.

The comment of the Staff is set forth below, followed by the corresponding response.

Proposal 2 – Removal of Directors

1.
We note that your proposal to remove Mr. Farley as a director is based on cause, as required by Delaware law. Please revise your disclosure to describe the standard by which cause would be evaluated under Delaware law (i.e., are your allegations sufficient to remove a director under the relevant provision of Delaware law?). Also, describe how a determination of whether there is sufficient cause would be made and, assuming such determination is made by a Delaware court, the consequences to the company’s board membership if the Delaware court determines that your allegations are insufficient to remove Mr. Farley, assuming you obtain sufficient consents.

In response to the Staff’s comment, the Investors have revised the disclosure on page 17 of the Revised Consent Solicitation Statement.

Proposal 3 – Election of Directors

2.
We note your disclosure that, regardless of the result in proposal 2, your first elected nominee will constitute Mr. Farley successor under Delaware law and the company’s organizational documents. Please revise your disclosure to disclose, if true, that the election of a successor nominee in these circumstances may be effected by written consents instead of an annual meeting of security holders.

In response to the Staff’s comment, the Investors have revised the disclosure on page 18 of the Revised Consent Solicitation Statement. Note that the Investors believe this is permitted under Delaware law in these circumstances, but the revised disclosure clarifies that a court might disagree.

3.
We note your disclosure on page 14 that you may introduce substitute or additional nominees. Advise us, with a view towards revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

In response to the Staff’s comment, the Investors have revised the disclosure on page 14 of the Revised Consent Solicitation Statement.

In addition, we hereby confirm that should the participants lawfully identify or nominate substitute nominees before the completion of the consent solicitation, the participants will file an amended consent solicitation statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised consent solicitation statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

4.
We note your disclosure on page 15 that your first-elected nominee would fix the size of the board at three immediately upon his election and allow the security holders to elect two other directors. With a view toward revising your proxy statement, please provide us your analysis of whether the election of the first nominee should separated from the election of the remaining nominees, given that currently the size of the board appears to be one. Refer to Rule 14a-4(a)(3).

In response to the Staff’s comment, the Investors have revised the disclosure on pages 18-19 of the Revised Consent Solicitation Statement and the preliminary consent card to separate the first nominee from the election of the remaining nominees.

*        *        *

In connection with this response to the Staff’s comment, each of the filing persons acknowledged to me and I therefore acknowledge on their behalf that:

●
Each filing person is responsible for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff;

●
Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

●
None of the filing persons may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (949) 842-2844 if there are any comments or questions concerning the foregoing or if I can be of assistance in any way.

Sincerely,

/s/ Thomas C. Dearmin
Thomas C. Dearmin